FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Corporate Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 22, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of the Corporate Governance Report filed with the Tokyo Stock Exchange on May 22, 2025]

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

CORPORATE GOVERNANCE REPORT	Nomura Holdings, Inc.

Last updated: May 22, 2025

Nomura Holdings, Inc.

Kentaro Okuda, Representative Executive Officer,

President and Group CEO

Contact: 81-3-5255-1000

Securities Code: 8604 (Tokyo Stock Exchange)

https://www.nomuraholdings.com/investor/

The status of the corporate governance of Nomura Holdings, Inc. (the “Company”) is as described below.

I Underlying Concept of Corporate Governance, Capital Structure, Corporate Attributes, and Other Fundamental Information

•	1. Underlying Concept

The Company recognizes that enhancement of corporate governance is one of the top priorities for the Company to achieve its management visions “to enhance corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including that of shareholders and clients.” On this basis, the Company is committed to strengthening and to improving its governance framework which ensures effectiveness of management oversight and transparency in the Company’s management and at the same time pursues sustainable growth and expedited decision-making process within the Nomura Group.

The Company, recognizing the perspectives of various stakeholders beginning with shareholders and clients, established the “Nomura Holdings Corporate Governance Guidelines” (“the Guidelines”) for the purpose of setting forth an effective corporate governance framework as a structure for transparent/fair and timely/decisive decision-making, and contributing to the realization of that.

The full text of the Guidelines is available on the Company’s website.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

In addition, the Company has established the “Nomura Group Code of Conduct” as a code of conduct to be observed by each director, officer and employee of the Nomura Group. This is a guideline for Nomura Group directors, officers and employees to translate the Nomura Group Corporate Philosophy into actions. All of our business activities are carried out based on the Group Code of Conduct, and through compliance with the Code, we endeavor to fulfill the various responsibilities in relation to, not only shareholders, but to various stakeholders.

The full text of Nomura Group Code of Conduct is available on the Company’s website.

https://www.nomuraholdings.com/company/basic/coc.pdf

[Reasons for Non-Compliance with the Principles of the Corporate Governance Code]

The Company has complied with all principles of the Corporate Governance Code.

[Disclosures in accordance with Each Principle of the Corporate Governance Code]

Disclosures in accordance with each principle of the Corporate Governance Code are as follows.

[Principle 1-4] (Cross-Shareholdings)

(1)	Policy for Strategic Shareholdings

Please refer to Article 26 “Basic Policy for Strategic Shareholdings” of the Guidelines and “Basic Policy for Strategic Shareholdings” on the Company’s website.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

https://www.nomuraholdings.com/company/cg/stsh.html

Over the past 20 years, Nomura Group has consistently reduced its investments in strategic shareholdings. The Company will continue to sell such shareholdings with a target set in 2022 of reducing the names of strategic shareholdings held (including unlisted names) by 25% in the 5 years from April 1, 2022 to March 31, 2027.

(2)	Assessment of the content of Strategic Shareholdings

The Company holds the Investment Securities Committee twice a year. Based on the “Basic Policy for Strategic Shareholdings” above, the Committee reviews the appropriateness of holdings and conducts a quantitative analysis on the return on required capital and assesses other qualitative factors such as the benefits and risk accompanying holdings.

In addition, the Board of Directors, concerning individual strategic shareholdings, will examine the content considered at the Investment Securities Committee.

(3)	Basic Policy regarding the Exercise of Voting Rights for Strategic Shareholdings

Please refer to Article 27 “Basic Policy regarding the Exercise of Voting Rights for Strategic Shareholdings” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

[Principle 1-7] (Related Party Transactions)

Please refer to Article 28 “Matters regarding Related-Party Transactions and Subsidiaries” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

[Supplementary Principle 2-4-1] (Ensure Diversity in the Promotion to Core Human Resources)

[Approach to Ensure Diversity]

We believe that diversity helps improve our competitiveness, innovation, and advanced risk management. In July 2016, we adopted our “Declaration on Diversity and Inclusion” initiative, in which we committed to create a work environment where all employees can demonstrate their capabilities and realize their full potential. In October 2022, we further updated it with the addition of the concept of equity to become our “Group Diversity, Equity and Inclusion Statement.” Equity from our perspective differs from equality, in that it is less about allocating the exact same resources and opportunities to everyone (equality), but more about providing the best resources and opportunities to each of our employees according to their different circumstances and needs, and therefore creating an equitable space where everyone can meet their objectives. We aim to create a workplace that provides fair and equitable opportunities for our diverse employees, and which instills a strong sense of belonging.

Nomura Group, which operates its business globally, recognizes ensuring and enhancing the structure for human resource development is important, for each employee with various backgrounds/values such as nationality, race, age, gender, gender identity, sexual orientation, belief, social status, disability or any other attribution, and career, to be able to utilize her/his capabilities, and have been promoting initiatives for this purpose. Regarding the promotion of female employees to managerial positions, the Company have set numerical targets at our major domestic subsidiaries and are promoting various initiatives. Regarding the promotion of mid-career and overseas employees to managerial positions, since Nomura Group already has employees with diverse careers, backgrounds and values, as a result of the above initiatives, the Company does not intend to set specific targets in terms of promoting employees especially with these attributes in management, however appoints management positions by considering their abilities and performance, regardless of nationality or whether they are hired by mid-career recruitment.

[Status of Voluntary and Measurable Goals for Ensuring Diversity, Approach to Human Resource Development, Internal Environmental Development, and Implementation Status to Ensure Diversity]

(1)	Female employees

The ratio of female managers in Nomura Group including overseas is 21% (as of March 31, 2024), and in Japan, at Nomura Securities, as a major subsidiary, the ratio of female managers is 15.7% (as of March 31, 2024). In Japan, each group company sets its quantitative target and action plan as an action of plan for employers according to the Act on the Promotion of Female Participation and Career Advancement in the Workplace. Nomura Securities has set a quantitative target to have 20% of female representatives in managers, 10% in branch/department managers by 2025. The ratio of female representatives in branch/department managers has reached 10.2% (as of April 1, 2024), surpassing the target ahead of schedule. In addition, the Company actively promotes initiatives to enrich the workplace for the female such as Pre- and Post-Natal Leave, Childcare Leave, Special Leave During and After Spouses’ or Partners’ Childbirth, the Work Location Change program for Area Type General Career employees and Leave for Spouse Overseas Transfers for the purpose of preventing turnover due to the life events. Starting with the second half of the fiscal year ended March 31, 2024, mandatory goals have been set for managers, including the development of female employees, and the promotion of parental/childcare leave of male employees to further promote diversity, equity and inclusion. Furthermore, regardless of gender, employees who return to work after taking at least 1 month of continuous parental leave will receive an incentive bonus.

(2)	Mid-career and overseas employees

The ratio of mid-career managers at Nomura Securities is over 29% (as of March 31, 2024). Among over 26,000 directors, officers, and employees, more than 10,000 individuals work worldwide. In addition, in the overseas offices, the ratio of locally-hired managers (Managing Directors in the overseas offices) is over 90% (as of March 31, 2024).

(3)	Other matters

For the information on the detailed of the Company’s initiatives, plan for human resource and internal environmental development, and status of ensuring diversity, please refer to “Others” in III.3. “Measures to Ensure Due Respect for the Stakeholders’ Standpoint” of this Report, “Talent Management,” “Diversity, Equity and Inclusion (DEI)”, “Employee-Friendly Work Environment” and “ESG Data” on the Company’s website.

https://www.nomuraholdings.com/sustainability/employee/capability.html

https://www.nomuraholdings.com/sustainability/employee/di.html

https://www.nomuraholdings.com/sustainability/employee/support.html

https://www.nomuraholdings.com/sustainability/data/index.html

[Principle 2-6] (Roles of Corporate Pension Funds as Asset Owners)

For the Company’s corporate pension fund, in order to realize payments such as the certain payment of pension benefits over the future and to realize investment management that makes the interests of participants/beneficiaries’ top priority, operations will be carried out by assigning qualified persons. Also, for the selection of asset managers, it has been decided that selections constrained by the business relationship with the pension fund manager will not be carried out, and the policy is to take into consideration factors such as aspects of the Stewardship Code, such as the status of responses and initiatives, and policy in relation to ESG, as necessary. On the basis of these kinds of policies, monitoring of activities including the stewardship activities of asset managers will be implemented and initiatives will be undertaken to make sure that the corporate pension funds perform their roles as asset owners.

[Principle 3-1] (Full Disclosure)

These items have been disclosed as follows.

(1)	Management Philosophy and Management Strategies and Management Plans

Management Philosophy: Please refer to the “Nomura Group Corporate Philosophy,” “Our Founder’s Principles,” and the “Nomura Group Code of Conduct” on the Company’s website.

https://www.nomuraholdings.com/company/basic/

Management Strategies and Management Plans: Please refer to the materials on the Company’s website “Presentations.”

https://www.nomuraholdings.com/investor/presentation/

(2)	Underlying Concept of Corporate Governance and Basic Policies

Please refer to the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

(3)	Policies and Procedures to determine Compensation for Senior Executives and Directors

Please refer to II.1. “Remuneration of Directors and Executive Officers” of this Report.

The Company does not provide business-performance-based bonuses to the Director of the Audit Committee member and Outside Directors. Further, the Company abolished retirement bonuses in 2001.

(4)	Policies and Procedures to appoint/dismiss the senior management and nominate the directors candidates.

Please refer to Article 2 “Role of the Board of Directors,” Article 9 “Role and Composition of the Nomination Committee,” and Article 10 “Appointment/Dismissal of Officers such as the Group CEO and Succession Plan.”

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

(5)	Explanations with respect to Individual Appointments/Dismissals and Nominations in the Appointment/Dismissal of the Senior Management and Nomination of Director Candidates

For explanations for nominating director nominees including Directors concurrently serving as Representative Executive Officers, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/shm/

[Supplementary Principle 3-1-3] (Initiatives related to Sustainability)

(1)	Initiatives Towards Sustainability

The Company has established a basic policy on Sustainability in Article 24“Initiatives Towards Sustainability”of the Guidelines, which is resolved by the Board of Directors. Further, to deliberate and decide on basic sustainability policies and important strategies and plans, the Company has established the Sustainability Committee which is chaired by the Group CEO and consists of other persons designated by the Group CEO including the members of the Executive Management Board. The Sustainability Committee has, based on the opinions of the Board of Directors, established “Nomura Group Sustainability Statement,” which sets forth the direction of our company’s sustainability activities and policies for responding to environmental and social risks. For the basic sustainability policies and initiatives, please refer to the Guidelines, Nomura Sustainability Report, and materials on the Company’s website “Sustainability,” and the section entitled “PART I. Corporate Information Item 2. Operating and Financial Review 2. Views on Sustainability and efforts” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

https://www.nomuraholdings.com/investor/library/ar/index.html#sustainability

https://www.nomuraholdings.com/sustainability/

https://www.nomuraholdings.com/investor/library/sec/#sec02

(2)	Investments in human capital and intellectual property, etc.

In order to pursue our Purpose and achieve corporate value enhancement, we believe that it is essential for our human resources (human capital) to maximize value creation as a professional group, continuously striving for increased productivity, creation of new value, and advanced risk management. In this context, we are implementing various initiatives within the human resource management cycle of recruitment, talent development, performance appraisal, and mobility and advancement. In terms of recruitment, we practice department or job-specific hiring to acquire and develop talents who can demonstrate advanced expertise after joining the company, and we are also strengthening mid-career recruitment.

Additionally, in the area of development, we are putting additional effort into hierarchical training, self-improvement programs, and department-specific training to promote the development of professional and leadership talents. As an example of a self-improvement program, we have introduced “Digital IQ University,” an e-learning program for all employees aimed at nurturing digital talents. For other matters, please refer to the materials on the Company’s website “Presentations” and the section entitled “PART I. Corporate Information Item 2. Operating and Financial Review 2. Views on Sustainability and efforts (5) Human Capital Initiatives” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act.

https://www.nomuraholdings.com/investor/presentation/

https://www.nomuraholdings.com/investor/library/sec/#sec02

(3)	Information disclosure based on TCFD

Please refer to the “Nomura Sustainability Report” on the Company’s website “Annual Reports”. From 2024, disclosures based on TCFD have been integrated into the “Nomura Sustainability Report”.

https://www.nomuraholdings.com/investor/library/ar/index.html#sustainability

[Supplementary Principle 4-1-1] (Roles and Responsibilities of the Board)

At the Company, the decision-making authority for all matters, except for matters which must be referred to the Board of Directors, are delegated to the Executive Officers. For the reference matters of the Board of Directors, please refer to Article 10 of the Regulations of the Board of Directors.

https://www.nomuraholdings.com/company/cg/regulations.html

[Principle 4-9] (Independence Standards and Qualification for Independent Directors)

Please refer to II.1. “Matters relating to Independent Directors” in this Report.

[Supplementary Principle 4-11-1] (Ensuring Diversity of the Board)

Please refer to Article 3 “Composition of the Board of Directors” of the Guidelines.

The Board of Directors of the Company, to enable active discussion from diversified perspectives, consists of members with diversity, such as nationality, gender, and background, and with expertise and/or experience in areas such as management, global, financial industry, accounting/finance, legal systems/regulation, internal controls including risk management, digital / IT / DX, and sustainability. Eight out of the current twelve Directors of the Company’s Board of Directors, which constitutes a majority, are Outside Directors, and out of the eight Outside Directors, there is a diverse composition of four non-Japanese Directors and three female Directors.

[Supplementary Principle 4-11-2] (Status of Concurrent Positions of Directors)

For concurrent positions held by directors, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/shm/

[Supplementary Principle 4-11-3] (Evaluation of the Effectiveness of the Board)

Please refer to Article 6 “Self-Evaluation” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

Further, the summary of the results of the analysis and evaluation of the effectiveness of the Board for the fiscal year ended March 31, 2025 are as follows:

< Summary of the Results of the Analysis/Evaluation Regarding the Effectiveness of the Board of Directors during the Fiscal Year Ended March 31, 2025 (“FY 2025”)>

In the second half of FY 2025, the Company conducted an effectiveness evaluation of the Board of Directors during FY 2025.

The evaluation of the effectiveness of the Board of Directors is conducted in the form of a self-evaluation by each director on the following items, followed by discussions at the Board of Directors meeting.

1.	Overall Evaluation of the Board of Directors

(1)	Whether the Board of Directors contributes to the improvement of corporate value

(2)	Whether the Directors share the understanding of the ideal role of the Board of Directors

(3)	Whether the authority is appropriately transferred from the Board of Directors to the management

2.	Composition and Operation of the Board of Directors

(1)	Number of attendees at meetings of the Board of Directors, including Executive Officers and Senior Managing Directors

(2)	Composition of the members of the Board of Directors (composed of corporate managers, financial experts, legal experts, etc.) and the ratio of Outside Directors

(3)	Frequency of meetings

(4)	Meeting agenda and framework (number of matters to be resolved and matters to be reported, content, time allocation)

(5)	Management of the proceedings by the Chairman

3.	Information Provided to the Board of Directors (including materials for each meeting)

(1)

Quality, volume, and timing of information provided (pre-meeting briefing, Support system such as guidance of various training programs and providing the information, reporting of urgent matters, etc.)

4.	The Board of Director’s Involvement in Management Goals and Strategies

(1)	Communication with executives from shareholders’ perspectives so that accountability of executives to the shareholders is secured

(2)	Discussion of management goals and strategies at the Board of Directors meetings based on the PDCA (plan-do-check-act) cycle

5.	Management Oversight Functions of the Board of Directors

(1)	Whether the Board of Directors asks questions and states opinions to executive officers from the perspective of management oversight

(2)	Whether mutual understanding with the management is deepened in order for the management oversight function of the Board of Directors to be performed effectively

(3)	Do you think the understanding and awareness of corporate governance of the management has improved through the actions and initiatives to enhance and improve the corporate governance thus far?

(4)	Whether the management provides sufficient explanation and report on the matters pointed out at the Board of Directors thus far

(5)

Monitoring of adequacy and progress with regard to various management benchmarks, such as financial statements, share price, ROE, and risk appetite, and appropriateness of the allocation of management resources

(6)	Assessment of discussions at the Strategic Shareholdings Consideration Committee with respect to each strategic shareholding

(7)	Analysis of the company’s performance from a long-term perspective

(8)	Effectiveness and adequacy of internal controls

(9)	The content and frequency of sustainability related reports and the level of involvement of the Board of Directors

6.	Each Committee

(1)	Whether the activities of each Committee contribute adequately to the qualitative improvement of corporate governance

(2)	Composition of the members of each Committee

(3)	Frequency and content of reports to the Board of Directors

(4)	Whether the agenda items for Committee meetings are selected appropriately

(5)	Whether the discussion at a Committee is exhaustive and sufficient

(6)	Whether each Committee Secretariat provides sufficient support to each Committee member such as advance briefing and provision of information

7.	Monitoring of Dialogue with Stakeholders

(1)	Sufficiency of information provided to stakeholders such as investors/rating agencies/regulatory authorities

(2)	Content and frequency of feedback to the Board of Directors on matters such as the opinions of investors/rating agencies

8.	Meetings of the Outside Directors

(1)	Status of discussions at meetings of the Outside Directors

(2)	Status of cooperation from executives in relation to meetings of the Outside Directors

In response to the result of FY 2024 effectiveness evaluation, the management vision (Reaching for Sustainable Growth) for 2030 was formulated through discussions at the Board of Directors in FY 2025. Additionally, a full-time senior managing director in charge of investor relations was appointed and the structure of the department in charge was strengthened. Furthermore, the Board of Directors continued to take measures, such as receiving multiple reports on our sustainability initiatives, to fully exercise its supervisory function.

In the FY 2025 effectiveness evaluation, a high level of evaluation continues to be maintained overall, including items related to the nomination, audit, and compensation committee with the newly appointed Chairman. There were many opinions appreciating points such as contribution to the improvement of corporate value, composition of the members of the Board of Directors, and efforts to enhance deliberations by selecting agenda items and improving reporting efficiency. Furthermore, for the purpose of realizing the further enhancement of functions of the Board of Directors, the following challenges, such as monitoring of management benchmarks and enhancement of dialogue with stakeholders, were mentioned.

Based on the results of the FY 2025 effectiveness evaluation, initiatives to exercise the appropriate monitoring function through the agenda setting relating to mid- to long-term management strategies and advancement of meeting management, in order to further enhance the management supervision function of the Board of Directors, are being implemented.

Including on the basis of these initiatives, the Board of Directors’ evaluation is that the effectiveness of the Board of Directors is fully secured.

[Supplementary Principle 4-14-2] (Training for Directors)

Please refer to Article 18 “Training of Directors” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

[Principle 5-1] (Policy for Constructive Dialogue with Shareholders)

(1)	Policy for Constructive Dialogue with Shareholders

Please refer to Article 22 “Dialogue with Shareholders” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

(2)	Implementation, etc. of Dialogue with Shareholders

We actively reach out to our shareholders and other investors. We take the constructive feedback and share it internally, including with the Board of Directors, in order to support our management strategy. For the communication during the fiscal year ended March 31, 2024, please refer to the “Integrated Report 2024 (Nomura Report)” (page 40) on the Company’s website “Annual Reports”.

https://www.nomuraholdings.com/investor/library/ar/index.html

Presentation summary and Q&As (summary and on-demand distribution of telephone conference), management strategies presentation (video), and “Nomura Group Governance” explained in the dialogues with shareholders are also disclosed on the Company’s website “Financial Results” and “Presentations”.

https://www.nomuraholdings.com/investor/summary/financial/

https://www.nomuraholdings.com/investor/presentation/

[Principle 5-2] (Establishing and Disclosing Business Strategies and Business Plans)

We aim for a business model that can consistently deliver return on equity (ROE) of 8 to 10 percent or higher toward 2030 while capitalizing on business opportunities globally. As a financial institution based in Japan, we see its cost of equity to be at around 8 percent, and its mission is to deliver returns to shareholders that are greater than the cost of equity. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE.

The relationship between PBR and ROE is expressed as PBR = ROE / (Cost of Equity—Expected Growth Rate). The Company’s PBR has been showing an improving trend in 2024. However, as of the end of December 31, 2024, the Company’s PBR was still less than 1 times. On the other hand, efforts to maximize the absolute level of ROE are gradually producing results. The ROE for the fiscal year ended March 2024 was 5.1 percent, whereas the annualized ROE for the first to third quarters of the fiscal year ended March 2025 has improved to 10.4 percent. We will continue our initiatives to achieve and stably maintain an ROE of 8 to 10 percent or higher, aiming to further enhance corporate value.

With regard to Implementation of Management that is Conscious of Cost of Capital and Stock Price, please refer to the “CFO Message” (page 35-40) of the “Integrated Report 2024 (Nomura Report)” on the Company’s website “Annual Reports” and the “Nomura Investment Forum 2024” (page 19-22) on the Company’s website “Presentations”.

https://www.nomuraholdings.com/investor/library/ar/index.html

https://www.nomuraholdings.com/investor/presentation/

Concerning other engagements regarding the Company’s corporate governance, including the items below, they have been published in places including this report, the Annual Securities Report, the Integrated Report (Nomura Report), and the Company’s website.

[Principle 2-3] (Sustainability Issues, Including Social and Environmental Matters)

Please refer to Article 24 “Initiatives Towards Sustainability” of the Guidelines and “Environmental conservation initiatives and CSR activities” in III.3. “Measures to Ensure Due Respect for the Stakeholders’ Standpoint” of this Report and the section entitled “PART I. Corporate Information Item 2. Operating and Financial Review 2. Views on Sustainability and efforts” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

https://www.nomuraholdings.com/investor/library/sec/#sec02

[Principle 2-4] (Ensuring Diversity, Including Active Participation of Women)

Please refer to Article 23 “Nomura Group Corporate Philosophy and the Nomura Group Code of Conduct” of the Guidelines, and “Status of the Appointment of Female Directors and Officers” and “Diversity, Equity and Inclusion” in III.3. “Measures to Ensure Due Respect for the Stakeholders’ Standpoint” of this Report and the section entitled “PART I. Corporate Information Item 2. Operating and Financial Review 2. Views on Sustainability and efforts (5) Human Capital Initiatives” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

https://www.nomuraholdings.com/sustainability/employee/di.html

https://www.nomuraholdings.com/investor/library/sec/#sec02

•	2. Capital Structure

Ratio of Shares held by Foreign Investors	36.39%

<Major Shareholders>

Name	Number of Shares	Percentage
The Master Trust Bank of Japan, Ltd. (Trust Account)	490,840,000	16.52
Custody Bank of Japan, Ltd. (Trust Account)	167,148,000	5.62
State Street Bank West Client-Treaty 505234	60,703,000	2.04
The Bank of New York Mellon as Depositary Bank for DR Holders	53,059,000	1.78
JP Morgan Chase Bank 385781	45,147,000	1.51
State Street Bank And Trust Company 505001	37,743,000	1.27
SMBC Nikko Securities Inc.	37,680,000	1.26
SSBTC Client Omnibus Account	36,060,000	1.21
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	33,024,000	1.11
Nomura Group Employee Stock Ownership Association	29,984,000	1.00

Controlling shareholder other than the parent company	None
Parent company	None

Supplementary Explanation

Information concerning major shareholders is as of March 31, 2024. Numbers of shares are rounded down to the nearest thousands.

The Company has 192,432 thousand shares of treasury stock as of March 31, 2024 which is not included in the major shareholders list above.

According to a statement on Schedule 13G (Amendment No.9) filed by BlackRock, Inc. with the SEC on February 6, 2024, BlackRock, Inc. owned 246,082,876 shares, representing 7.80% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2024.

According to a statement on Schedule 13G (Amendment No.4) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 5, 2024, Sumitomo Mitsui Trust Holdings, Inc. owned 171,021,800 shares, representing 5.40% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2024.

•	3. Corporate Attributes

Listed exchanges and market section	Tokyo Prime, Nagoya Premier
Fiscal year end	March
Industry	Securities and Commodity Futures
Number of employees (consolidated)	Over 1,000
Sales (consolidated)	Over 1 trillion yen
Consolidated subsidiaries	Over 300

•	4. Guidelines Regarding Measures to Protect Minority Shareholders in the Event of Transactions with the Controlling Shareholder

—

•	5. Other Special Conditions with Potentially Significant Effects on Corporate Governance

The Company holds 50.5% of voting rights (as of March 31, 2024, the same shall apply hereafter) of Sugimura Warehouse Co., Ltd. (Industry Sector: Warehousing & Harbor Transportation Services. Hereinafter referred to as “Sugimura Warehouse”), a company listed on the Standard Market of the Tokyo Stock Exchange, making it a consolidated subsidiary. In addition, the Company holds 23.0% of the voting rights of Nomura Research Institute, Ltd. (Industry Sector: Information & Communication. Hereinafter referred to as “NRI”) and 37.5% of the voting rights of Nomura Real Estate Holdings, Inc. (Industry Sector: Real estate. Hereinafter referred to as “Nomura Real Estate Holdings”), both listed on the Prime Market of Tokyo Stock Exchange, making them equity-method affiliates. (The above three companies are collectively referred to as the “the Listed Companies”.)

Although the Nomura Group consists of the Company, the holding company, and its consolidated subsidiaries primarily engaged in businesses related to financial services, and pursues integrated business operations under the unified strategic focus as “Nomura Group”, the Company is not directly involved in the decision-making process of the listed consolidated subsidiary, Sugimura Warehouse, from the standpoint of protecting its minority shareholders and respecting its autonomy and independence. In addition, NRI and Nomura Real Estate Holdings, listed affiliated companies, are independent companies outside the Nomura Group, and the Company is not directly involved in their decision-making processes. The Company expresses its opinions on their management through the exercise of its voting rights at their General Meetings of Shareholders. As for resolutions to be submitted to the General Meetings of Shareholders including proposals for the appointment and dismissal of Directors, the Company decides whether to vote for from the perspective of whether each resolution contributes to the enhancement of the corporate value of the Listed Companies or not. Although the Company and the Listed Companies share management policies and strategies, etc., through the collaborative relationship to the extent necessary, the Listed Companies deliberate and determinate their business strategies, financial strategies and capital policies, etc., independently from the Company, under their own governance structure. Regarding the governance structure of the Listed Companies, please refer to the disclosure materials of the Listed Companies, including their Corporate Governance Reports.

[Listed consolidated subsidiary]

Sugimura Warehouse, a consolidated subsidiary of the Company, engages in logistics business centered around cargo storage, cargo handling, and freight car transportation. The Company made Nomura Land and Building Co., Ltd. (current Nomura Properties, Inc. which holds shares in Sugimura Warehouse) a consolidated subsidiary in May 2011, as the result of which Sugimura Warehouse also became a consolidated subsidiary. Sugimura Warehouse develops its business, maintaining a cooperative relationship with Nomura Properties Inc. (a wholly-owned subsidiary of the Company), which provides facility management services to the Nomura Group. Sugimura Warehouse contributes to the stabilization of the business performance of the Nomura Group through its operations in a business environment different from that of Nomura Group’s main businesses.

Since it was listed in 1949 on the Osaka Securities Exchange, whose spot market was integrated into the Tokyo Stock Exchange in 2013, Sugimura Warehouse has been maintaining its listing. The Company believes that, even if considering the costs of maintaining the listing, etc., there is sufficient rationale for maintaining Sugimura Warehouse as a publicly listed subsidiary mainly from the perspective of improvement of corporate value through enhancement of its name recognition and social credibility, securing flexible financing methods, expansion of business partners, maintenance and improvement of employee motivation, and securing talented personnel.

[Listed affiliated companies]

1.	NRI

The Nomura Group receives services and products from the NRI Group. Furthermore, the Nomura Group and NRI Group have a collaborative relationship through the operation of a joint venture company, etc. The Company plans to continue the capital relationship with NRI, which is one of the important business partners of the Nomura Group. In addition, the terms of transactions between the Nomura Group and NRI Group are determined in accordance with the same standards applied to transactions with third parties.

2.	Nomura Real Estate Holdings

The Nomura Group and Nomura Real Estate Group have a collaborative relationship through real estate-related business in the Wealth Management Division and real estate fund management business by a joint venture company in the Investment Management Division, etc. The Company plans to continue the capital relationship with Nomura Real Estate Holdings, which is one of the important business partners of Nomura Group. In addition, the terms of transactions between the Nomura Group and Nomura Real Estate Group are determined in accordance with the same standards applied to transactions with third parties.

II Organizations regarding Managerial Decision Making, Execution, Management and Status of Other Corporate Governance System

•	1. Organizational structure and management

Organizational structure	Company with Three Board Committees

<Directors>

Number of seats on the Board of Directors pursuant to the Company’s Articles of Incorporation	20
Term of office of Directors pursuant to the Company’s Articles of Incorporation	1 year
Chairman of the meetings of the Board of Directors	Chairman of the Board of Directors (kaicho) (except when concurrently serving as a president)
Number of Directors in office	12

<Outside Directors>

Number of Outside Directors in office	8
Number of Outside Directors qualifying as Independent Directors	8

Relationship with the Company (1)

Name	Attribution	Relationship with the company (*)
		a	b	c	d	e	f	g	h	i	j	k
Laura Simone Unger	Other
Victor Chu	External
J. Christopher Giancarlo	Lawyer
Patricia Mosser	Scholar
Takahisa Takahara	External
Miyuki Ishiguro	Lawyer
Masahiro Ishizuka	CPA
Taku Oshima	External

*	Choices concerning the relationship with the company.

*	For each item, “¡” in the event that “currently/recently” corresponds for the Outside Director and “r” in the event that “in the past” corresponds for the Outside Director.

*

For each item, “●” in the event that “currently/recently” corresponds for the close relative of an Outside Director and “▲” in the event that “in the past” corresponds for the close relative of an Outside Director.

a -	Executive of the Listed Company or its subsidiary

b -	Executive or Non-Executive Director of the parent company of the Listed Company

c -	Executive of a fellow subsidiary of the Listed Company

d -	A legal or natural person whose major business partner is the Listed Company or an Executive of such a legal person

e -	Major business partner of the Listed Company or an Executive of such major business partner

f -	A consultant, accountant or legal expert receiving a large amount of compensation or other assets from the Listed Company, excluding director/officer compensation

g -	Major shareholder of the Listed Company (if such major shareholder is a legal entity, an Executive of such legal entity)

h -	Executive of a business partner of the Company (which does not fall under (d), (e) or (f) above) (applicable to the Director only)

i -	Executive of a company where there is a relationship of an Outside Director being mutually appointed (applicable to the Director only)

j -	Executive of an institution receiving a donation from the Listed Company (applicable to the Director only)

k -	Other

Relationship with the Company (2)

Name	Committees				Supplementary description	Reason for appointment (if designated as an Independent Director, also including grounds for such designation)
	*[1]	*[2]	*[3]	*[4]
Laura Simone Unger				☑	None

<Reason for appointment as Outside Director>

Ms. Unger, including the holding of the positions of Commissioner and Acting Chairperson of the SEC in the past, is well-versed in finance-related legal systems/regulations, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that she will continue to apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Ms. Unger satisfies the Independence Criteria for Outside Directors established by the Company. She is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence she is unlikely to have conflicts of interest with general investors and has been designated as an Independent Director.

Victor Chu			☑	☑	None

<Reason for appointment as Outside Director>

Mr. Chu established First Eastern Investment Group, an international investment company, and apart from serving as its Chairman and CEO for many years, has held key positions in Hong Kong financial circles, such as key positions the Hong Kong Stock Exchange and Securities and Futures Commission, Hong Kong. He has extensive experience with respect to corporate management and the finance industry, and also has a high degree of expertise with regard to law, regulation, and corporate governance, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that he will continue to apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Chu satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors and has been designated as an Independent Director.

[1]	Nomination Committee
[2]	Compensation Committee
[3]	Audit Committee
[4]	Independent Director

J. Christopher Giancarlo	☑	None

<Reason for appointment as Outside Director>

Mr. Giancarlo, including the holding in the past of positions such as Executive Vice President of GFI Group Inc., a U.S. securities brokerage company, and Chairman of the U.S. Commodity Futures Trading Commission, is well-versed in finance-related legal systems/regulations and advanced technologies such as blockchain, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that he will continue to apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Giancarlo satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors and has been designated as an Independent Director.

Patricia Mosser	☑	None

<Reason for appointment as Outside Director>

Ms. Mosser, apart from her current holding of positions such Senior Research Scholar and Director of Central Banking at Columbia’s School of International and Public Affairs, including the holding in the past of positions such as Deputy Director of the Office of Financial Research at U.S. Treasury Department and Senior Vice President of the FRBNY, has many years of experience as an economist and central banker, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that she will continue to apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Ms. Mosser satisfies the Independence Criteria for Outside Directors established by the Company. She is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence she is unlikely to have conflicts of interest with general investors and has been designated as an Independent Director.

Takahisa Takahara	☑	☑	☑	None

<Reason for appointment as Outside Director>

Mr. Takahara, including his current holding of the position of Representative Director, President & CEO of Unicharm Corporation, has extensive experience with respect to corporate management, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Takahara satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors and has been designated as an Independent Director.

Miyuki Ishiguro			☑	None

<Reason for appointment as Outside Director>

Ms. Ishiguro, including her current holding of positions such as Partner of Nagashima Ohno & Tsunematsu and President of the Inter-Pacific Bar Association (IPBA), which is an international association of business and commercial lawyers, and from her many years of experience as an attorney, she is well-versed in legal systems/regulations in areas such as finance and capital markets, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that she will apply her extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Ms. Ishiguro satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors and has been designated as an Independent Director.

Masahiro Ishizuka			☑	☑	None

<Reason for appointment as Outside Director>

Mr. Ishizuka has held positions such as Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants and Executive Officer, General Manager of the Reputation Quality Risk Management Headquarters of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC. In addition, he is well versed in international accounting systems from his many years of experience as a Certified Public Accountant, and has a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that he will apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Ishizuka satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors and has been designated as an Independent Director.

Taku Oshima	☑	☑		☑	None

<Reason for appointment as Outside Director>

Mr. Oshima has held positions including President and Representative Director of NGK INSULATORS, LTD., and has extensive experience with respect to corporate management, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that he will apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Oshima satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors and has been designated as an Independent Director.

<Committees>

Composition of each committee and attributes of the committee chairman

	Number of members	Number of full-time members	Number of Inside Directors	Number of Outside Directors	Attributes of the committee chairman
Nomination Committee	3	0	1	2	Outside Director
Compensation Committee	3	0	1	2	Outside Director
Audit Committee	3	1	1	2	Outside Director

<Executive Officers>

Number of Executive Officers	7

Concurrent positions

Name		Concurrently serving as a Director			Concurrent status as employee
	Authority to represent company		Member of Nomination Committee	Member of Compensation Committee
Kentaro Okuda	Yes	Yes	No	No	No
Yutaka Nakajima	Yes	Yes	No	No	No
Toshiyasu Iiyama	No	No	No	No	No
Takumi Kitamura	No	No	No	No	No
Sotaro Kato	No	No	No	No	No
Yosuke Inaida	No	No	No	No	No
Christopher Willcox	No	No	No	No	No

<Audit Structure>

Whether the Audit Committee is assisted by Directors/employees  Yes

Matters relating to the independence of Directors and employees from Executive Officers

The Company has established the Office of Non-Executive Directors and Audit Committee as an organization to support Audit Committee and Directors’ execution of duties. The Audit Committee or an Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Non-Executive Directors and Audit Committee, and grants consent for recruitments, transfers, and discipline of employees serving in the Office of Non-Executive Directors and Audit Committee. Further, non-executive full-time Directors may be appointed as a full-time Member of the Audit Committee or an Audit Mission Director in order to enhance the effectiveness of audit work.

Cooperation between the Audit Committee members, Independent Auditor, and the Internal Audit Division

[Coordination between Audit Committee and Internal Audit]

In order to ensure effective and adequate internal controls, the Company has established the Internal Audit Division which is independent from the business execution functions and reports directly to the Audit Committee. The Group Internal Audit Department placed in the Company as well as similar internal audit units placed in its major subsidiaries conduct internal audits across the Nomura Group.

The Audit Committee receives reports timely from the Internal Audit Division throughout the year. The main reported items include the result of each audit, development/operation of internal audit organization, the progress of internal audits, key issues and trends relating to the overall internal control identified through internal audit activities, as well as matters to be referred to the Audit Committee for approval such as the annual internal audit plan and its changes. Notable matters on the status of the Internal Audit Division are included in the regular reports from the Audit Committee to the Board of Directors.

Regarding implementation plans and formulation of the budget of the Internal Audit Division, the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee is required. When formulating the internal audit implementation plans, matters to be considered are coordinated by the Audit Committee with the Internal Audit division. Furthermore, in addition to reports to the Audit committee, key issues and trends relating to the overall internal control identified through internal audit activities are reported monthly from the Internal Audit Division to the full-time Audit Committee member and Audit Mission Directors of Nomura Securities.

[Coordination between Audit Committee and Accounting Auditor]

Ernst & Young ShinNihon LLC is appointed as the Company’s Accounting Auditor. The Audit Committee has the authority to approve their annual audit plan, receives reports and explanations from them on their financial audits at least once quarterly, exchanges information with them from time to time, reviews their audit methods and the appropriateness of their audit results and examines financial statements and other relevant documents.

[Coordination between Audit Committee, Internal Audit and Accounting Auditor]

As mentioned above, the Audit Committee receives reports from the Senior Managing Director (SMD) in charge of Group Internal Audit (the SMD of Group Internal Audit) and the accounting auditor, while the SMD of Group Internal Audit attends almost all committee meetings and the accounting auditor participates in interviews conducted by the Audit Committee, ensuring mutual coordination.

In addition, the Chairperson of the Audit Committee and the full-time Audit Committee member hold monthly meetings (regular tri-party audit meetings) with the accounting auditor and the SMD of Group Internal Audit primarily to share information and exchange views on various topics including audit-related issue awareness, control environment and domestic and foreign regulatory trends.

<Independent Directors>

Number of Independent Directors	8

Matters relating to Independent Directors

The Company has designated all qualifying directors as Independent Directors.

The Company has established Independence Criteria for Outside Directors as follows:

“Independence Criteria for Outside Directors of Nomura Holdings, Inc.”

Outside Directors of Nomura Holdings, Inc. (the “Company”) shall satisfy the requirements set forth below to maintain their independence from the Nomura Group (*1).

1.	The person, currently, or within the last three years, in principle, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

A)	Executive (*2) of another company where any Executive of the Company serves as a director or officer of that company;

B)	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

C)	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)

A person who is a Major Lender (*3) of the Nomura Group or an executive of a Major Lender of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Lender or an executive of an organization for whom the Nomura Group is a Major Lender.

(3)

A person who is a Major Business Partner (*4) of the Nomura Group or an executive (including a partner of a professional services firm, etc.) of a Major Business Partner of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Business Partner or an executive (including a partner of a professional services firm, etc.) of an organization for whom the Nomura Group is a Major Business Partner.

(4)

A person receiving compensation from the Nomura Group of more than 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year, excluding director/officer compensation.

(5)	An executive of an institution receiving more than a Certain Amount of Donation (*5) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above. (*6)

(Notes)

*1:	Nomura Group shall mean the Company and the Company’s subsidiaries listed as significant subsidiaries in the Business Report of the Company.
*2:

Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.

*3:

Major Lender shall mean a lender from which the borrower has borrowed an amount equal to or greater than 2% (excluding borrowings that are not material in terms of fungibility, repayment potential, etc.) of the consolidated total assets of the borrower.

*4:

Major Business Partner shall mean a business partner whose transactions with the other party exceed 2% (excluding transactions that are not material, such as those conducted under general conditions) of such business partner’s consolidated gross revenues in the last completed fiscal year.

*5:

Certain Amount of Donation shall mean a donation that exceeds 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year or 2% of the donee institution’s gross revenues or ordinary income, whichever is larger.

*6:

The matters listed in 1. (1) C) shall not apply if the person is not a member of the Audit Committee, and the Company’s accounting auditor has determined that such relationship does not affect their independence as the Company’s accounting auditor.

—

<Incentives and Remuneration>

Implementation of Initiatives to offer Incentives to Directors and Executive Officers	Introduction of a performance-linked remuneration system, introduction of stock option plans and others

Supplementary Explanation

Pursuant to the Basic Nomura Group Compensation Policy (the “Basic Policy”) and Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc. (the “Policy for Statutory Officers”) (Please refer to II.1. “Remuneration of Directors and Executive Officers”) set by the Compensation Committee. Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of an annual bonus and long-term incentive plans. In order to provide incentives for the improvement of medium to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-based compensation awards with specified deferral periods.

(1)	Determination method of compensation

With respect to the President and the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the Performance-Linked Compensation is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, Total Compensation (“TC”) , including fixed compensation and performance-linked compensation, is determined by considering, as needed, qualitative evaluation competitor benchmarking etc. by the Compensation Committee.

With respect to the Directors and the Executive Officers, their Annual Bonus and TC are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction’s regulations and compensation level etc. in addition to the qualitative elements.

(2)	Calculation method of the Performance-Linked Compensation

Quantitative elements

In order to ensure alignment with Nomura Group’s management vision and business strategy, we select key performance indicators and performance metrics that form the basis for its calculation. Additionally, we choose stock price-related indicators to promote alignment of interests with shareholders.

Type of elements	Item	Actual for the fiscal year ended March 31, 2024.
Profit and loss	Net revenue	1,562 billion of yen
	Revenue cost coverage ratio (1)	82.5%
	Income before income taxes	274 billion of yen
Per share information	Earnings per Share (“EPS”)	52.69 yen
Capital efficiency	ROE	5.1%
Shareholder returns	Total Shareholder Return (“TSR”) (2)	196.3%

(Notes)

1.	Ratio calculated by dividing Total non-interest expenses by Net revenue

2.	The value obtained by dividing the total of fluctuations in the price of NHI shares and dividends in the current fiscal year by the NHI share price at the end of the previous business year.

Qualitative elements

To promote enhancement of Nomura Group’s corporate value and the realization of a sustainable society, we have selected strategic management, as well as initiatives related to community, talent, and DEI, as evaluation criteria.

(3)	Yearly Bonus of Director of the audit committee member and Outside Directors

Audit Committee members and Outside Directors are not bonus-eligible in order to maintain and ensure their independence from business execution.

(4)	Stock Based Compensation as Non-Monetary Compensation

The company sets half of the amount of the Yearly Bonus of the Directors and Executive Officers as Deferred Compensation. In principle, RSU that falls under the Non-Monetary Compensation is used for payment of the amount. Furthermore, the company have introduced PSU as a long-term incentive plan during the fiscal year ended March 31, 2024.

(5)	Outline of current Deferred Compensation Awards.

Type of award	Key features

Restricted Stock Units (“RSUs”)	• Introduced as the main form of Deferred Compensation since the fiscal year ended March 31, 2018. • Settled in the Company’s common stock. • Graded vesting period is set as three years in principle.

Notional Stock Units (“NSUs”)	• Linked to the price of the Company’s common stock Cash-settled in local currency. • Graded vesting period is set as three years in principle.

Performance Share Units (“PSUs”)

•   Introduced as the Long Term Incentive Plan since the fiscal year ended March 31, 2024.

•   The number of shares to be awarded will be determined by depended on the degree of achievement of the performance targets of the three fiscal years.

•   Performance evaluation period is set as more than three years in principle.

(6)	Effect of payment of deferred compensation as equity-related compensation

By providing deferred compensation as equity-linked compensation, the economic value of the compensation is linked to the stock price of Nomura, and a certain vesting period is set.

•	Alignment of interests with shareholders.

•	Clawbacks for voluntary resignation and material breach of our internal policies.

•

Medium-term incentives and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.

•	Promotion of cross-divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.

Due to these benefits, the active use of Deferred Compensation is also recommended by regulators in the key jurisdictions in which we operate.

With respect to Deferred Compensation in Nomura, a deferral period is generally three or more years from the following fiscal year or later. This is in line with the “Principles for Sound Compensation Practices” issued by the Financial Stability Board which recommends, among other things, a deferral period of three or more years.

Persons Eligible for Stock Options	Inside Directors, Executive Officers, employees, Directors/employees of subsidiaries

Supplementary Explanation

The Company has two types of SAR plans to maintain incentives for high levels of performance and to recruit talented staff. The exercise price for SAR Plan A is determined based on the market price when issued, and the exercise price of SAR Plan B is 1 yen per share. Following the introduction of RSU awards instead of core deferral awards and all supplemental awards, no new SAR awards were granted since the fiscal year ended March 31, 2018.

<Remuneration of Directors and Executive Officers>

Disclosure of individual Director Remuneration	Disclosed in part
Disclosure of individual Executive Officer Remuneration	Disclosed in part

Supplementary Explanation

Information concerning compensation for Directors and Executive Officers is disclosed in the Yukashoken-hokokusho (“Annual Report”), Business Report, Form 20-F submitted to the SEC, Explanatory Document on the Status of Operation and Property and other documents – all of these documents can be accessed on the Company’s website. Individual compensation of certain Directors and Executive Officers is disclosed in the Annual Report in accordance with the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

Whether there are any policies for the calculation of remuneration	Yes

Amount of Remuneration or disclosure of the policy for the calculation of remuneration

Compensation Policy

The Company has developed “Basic Nomura Group Compensation Policy,” “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” and “Nomura Group Compensation Policy for Employees” to enable the Nomura Group to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. The Compensation Committee reviews and updates these policies.

Separately, the Company has established compensation policy for Nomura Group officers and employees, including Senior Managing Directors of the Company and Directors of its subsidiaries but excluding Directors and Executive officers of the Company.

The Company has established “Basic Nomura Group Compensation Policy,” “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” and “Nomura Group Compensation Policy for Employees” as follows:

< “Basic Policy” >

Compensation Governance

As a company with three Board Committees, as defined under Japanese corporate law, NHI has established an independent statutory Compensation Committee, which comprises primarily Outside Directors as members. The Committee has established both our Basic Policy and our Compensation Policy for Statutory Officers, based on which compensation for Directors and Executive Officers of NHI is determined.

With respect to the relevant policies and total compensation for our officers and employees other than NHI’s Statutory Officers, decisions regarding employment and remuneration matters are delegated to our “Human Resources Committee” (“HRC”) by the Executive Management Board of NHI. The HRC is chaired by the Group CEO and an individual appointed by the chairman, taking into account financial and risk management perspectives. The HRC determines above matters with support from respective remuneration committees in each region.

The HRC establishes the Compensation Recovery Policy of NHI to comply with, among others, the U.S. Securities Exchange Act of 1934, as amended, and determines matters with respect to compensation of covered officers who are statutory officers of NHI under Japanese law, and is responsible for the management, operation, interpretation and administration of such.

Compensation Policies and Practices for Nomura Group’s talent

We recognize that our employees are key in pursuing our Purpose, which is “We aspire to create a better world by harnessing the power of financial markets”.

Compensation for Nomura Group’s Talent is designed to support achieving sustainable corporate growth, increasing corporate value over the medium and long-term and maintaining sound and effective risk management, while contributing to the interest of our shareholders. In addition, to ensure that we attract, retain, motivate and develop talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, and in line with any relevant laws and regulatory expectations.

1)	Sustainable corporate growth and increasing enterprise value over the medium and long-term

Our employee compensation policies aim to reinforce our corporate philosophy, to promote healthy corporate culture and behavior in line with our “Code of Conduct” and to align to our commitment to Environmental, Social and Governance (“ESG”) considerations.

Based on a pay-for-performance principle, our employee compensation programs are designed to be sound and competitive in the market and aligned to our strategic objectives and the goal of sustainable growth and increasing corporate value over the medium and long-term.

2)	Sound and effective risk management

We seek to maintain sound and effective risk management with an appropriate risk appetite. We update performance measurement metrics and indicators used for determining compensation by considering both financial and non-financial risks underlying each business. Qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are also considered in determining the final amount of remuneration provided to each officer and employee, which may include a reduction in compensation as a result of disciplinary actions.

In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called “clawback”).

3)	Alignment of interests with shareholders

Certain of our officers and employees’ remuneration package includes stock-based compensation awards linked to share price of NHI with an appropriate deferral period applied, in order to align with shareholders’ interests.

Approval and Revision of the Basic Policy

The approval, amendment or repeal of the Basic Policy are governed by our Compensation Committee of NHI.

< “Policy for Statutory Officers.” >

Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of an annual bonus and long-term incentive plans. In order to provide incentives for the improvement of medium to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-based compensation awards with specified deferral periods.

<Composition of Compensation for Directors and Executives>

Fixed Compensation	Performance-linked Compensation
Base salary	Annual Bonuses	Long-term Incentive Plan

Fixed Compensation

•	Base salary is paid in cash and determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

Performance-linked Compensation

•

With respect to the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the performance-linked compensation is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, qualitative evaluation competitor benchmarking is also reflected when determining final annual bonus amount.

•

With respect to Directors and other Executive Officers, the amount of annual bonus is determined with the annual bonus of Group CEO as standard baseline, taking into consideration roles and responsibilities, local remuneration regulations and compensation levels in each jurisdiction etc., in addition to a qualitative evaluation of individual performance.

•	Audit Committee members and Outside Directors are not bonus-eligible in order to maintain and ensure their independence from business execution.

a)	Annual Bonuses

In principle, certain portion of any annual bonus payment should be deferred.

b)	Long-term Incentive Plan

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished.

Payments are made in stock-based compensation awards.

When granting compensation, in the event of voluntary resignation, a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation of Directors and Executive Officers may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called “clawback”).

< “Employees Policy”>

Based on our “Basic Policy”, we have established our Employee Policy which applies to our officers and employees, including Senior Managing Directors of NHI and directors of subsidiaries of NHI but excluding our Statutory Officers of NHI.

Matters not provided for in our Employee Policy are governed by the provisions of our Basic Policy.

Compensation Governance

Supervised by the HRC, regional committees governing employee compensation are composed from representatives of Finance, Risk Management, Compliance, Human Resources, and other departments as appropriate. These regional committees implement our global compensation governance rules.

The proposed compensation of control function departments (such as Risk Management, Compliance, and Internal Audit) is not permitted to be determined by our front office business and performance evaluation of employees in these departments is not permitted to be determined solely by performance of the business supported by the individuals.

Compensation Policies and Practices

We recognize that our employees are key in pursuing our Purpose, which is “We aspire to create a better world by harnessing the power of financial markets”.

Compensation for our employees is designed to support achieving sustainable corporate growth, increasing corporate value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of our shareholders. In addition, to ensure that we attract, retain, motivate and develop talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as market pay levels in Japan and overseas, in line with any relevant laws and regulatory expectations.

1)	Sustainable Corporate Growth and Increasing Corporate Value Over the Medium and Long-Term

The compensation policies for our employees aim to embody the Purpose which is “We aspire to create a better world by harnessing the power of financial markets” and our “Values of Entrepreneurial Leadership, Teamwork and Integrity”, to promote a healthy, diverse corporate culture and the right behavior in line with our “Code of Conduct” and to facilitate a greater alignment with ESG considerations.

Based on a pay-for-performance principle, our compensation programs are designed to be sound and competitive in the market and aligned to our strategic objectives and the goal of sustainable growth and increasing corporate value over the medium and long-term.

Compensation at Nomura reflects and aligns with the performance of the Nomura Group as a whole, its divisions, as well as individual employees, taking into account both business strategy and market considerations.

2)	Sound and Effective Risk Management

We seek to maintain sound and effective risk management with an appropriate risk appetite. We apply its performance measurement standards and indicators when determining compensation considering both financial and non-financial risks in each business, taking a holistic approach. Qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration provided to each officer and employee, which may include a reduction in compensation. Risk Management, Compliance and Finance divisions provide key inputs into the overall risk and performance assessment to ensure appropriate consideration of these factors.

The compensation package offered to our employees comprises two key elements:

•	Fixed compensation – reflects the role, responsibilities and experience of the employee; and

•

Variable compensation – designed to incentivize performance, encourage the right behaviors and drive employee growth and development. For higher paid employees, a portion of variable compensation may be deferred, balancing short-term with our medium and long-term interests.

We seek to balance the components of compensation between fixed and variable according to the employee’s role and seniority. In principle, the proportion of compensation that is deferred increases with employee’s compensation. Guaranteed compensation is allowed only in limited circumstances such as for new hires or, where allowed, strategic business needs. Multi-year guarantees are typically prohibited.

In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, employees’ compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called “clawback”).

3) Alignment of Interests with Shareholders

Deferred variable compensation intends to align the interests of employees and NHI shareholders, and to encourage a long-term, sustainable approach senior management and highly paid employees. For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-based compensation awards linked to the price of NHI shares with an appropriate deferral period applicable, in order to align with shareholders’ interests.

Approval and Revision of the Employee Policy

The approval, amendment or repeal of the Employee Policy can be made by our HRC.

<The reasons why the Compensation Committee confirmed that the compensations in relation to FY2024, to be paid for the Directors and Executive Officers is in line with the compensation policies.>

The following table presents a summary of the meetings held by the Compensation Committee during FY2024.

Date	Summary of the discussion and the resolution		Attendance records of the member
April 21, 2023	Discussion:	• Performance for the year ended March 31, 2023 and the compensation level of the group CEO.	All members attended

April 24, 2023	Discussion:	• The compensation level of the group CEO during the year end March 31, 2023.	All members attended

April 26, 2023	Resolution:	• The bonus plan for the year ended March 31, 2023. • Amendment of policies governing compensation for Directors and Executive Officers.	All members attended

June 27, 2023	Resolution:

•  The appointment of the Director with the right to convoke the board of directors meetings.

•  The Director who reports the executions of the committee’s duties to the board of the directors meetings.

•  The Compensation Policy of Nomura Group and base salary of the Directors and Executive Officers.

•  Individual base salary of the Directors and Executive Officers.

All members attended

Date	Summary of the discussion and the resolution		Attendance records of the member

	Reporting:	• Granting RSUs to the Directors and Executive Officers. • Schedule for current fiscal year

August 29, 2023	Discussion	• Review of policies governing pay for Directors and Executive Officers.	All members attended

September 27, 2023	Discussion:	• Individual base salary of the Directors and Executive Officers. • Group CEO Pay levels.	All members attended
November 6, 2023	Resolution:	• Introduction of the U.S. SEC Clawback Regulations and the Company’s Response.	All members attended
December 5, 2023	Reporting:	• Compensation levels for executives in major competitive regions domestically and internationally.	All members attended
January 31, 2024	Discussion:	• Review of executive compensation levels and the determination method for executive compensation for the fiscal year ended March 31, 2024.	All members attended
February 20, 2024	Discussion:	• Review of the method for determining executive compensation.	All members attended
March 29, 2024	Resolution:	• The annual base salary of the next fiscal year. • Introduction of Long-Term Incentive Plans (LTI).	All members attended
	Discussion:	• Expected performance and compensation level outlook for the fiscal year ended March 31, 2024.

Through discussion and resolution of the above topics, our Compensation Committee confirmed that compensation for the Directors and Executive Officers in respect of FY 2023 are appropriate and consistent with our relevant compensation policies. A summary of these meetings has been reported to the Board of Directors.

<Support System for Outside Directors>

The Company has established the Office of Non-Executive Directors and Audit Committee as an organization to support the Audit Committee and Directors’ execution of duties. The Office of Non-Executive Directors and Audit Committee serve as a secretariat of the Audit Committee and support Directors to perform their duties, such as by periodic provision of information on the management to Outside Directors.

In addition, the company provides briefings prior to meetings of the Board of Directors, and necessary explanations on important matters of the Company including business, business plan, financial status, and governance structures such as the internal controls systems, etc., are continuously provided to the Outside Directors by relevant departments.

In addition, the Outside Directors may, as necessary, request an explanation or report and/or request materials from Executive Officers and employees, and consult legal, accounting, or other outside experts at the Company’s expense.

<Status of persons who have retired from a position such as Representative Director and President>

Name, etc., of Nominating Counselors, Advisors, etc., who have formerly served as Representative Director and President, etc., of the Company

Name	Title/ Position	Duties	Work Form/ Conditions (Full-time/ Part-time, Compensation etc.)	Date of Retirement as President etc.	Term
-	-	-	-	-	-

Total number of Nominating Counselors, Advisors, etc., who have formerly served as Representative Director and President, etc., of the Company: 0

Other Matters

The Company has established its Advisor Regulations by a resolution adopted by the Executive Management Board, and its content has also been reported to the Board of Directors. A summary of the Advisor Regulations is set forth below.

•	Advisors shall never be involved in the business execution of and/or supervision within the Company.

•

The duties of Advisors are (i) engagement in social contribution activities such as holding office as an executive at industrial or public associations that are approved by the Company, and (ii) utilization of knowledge through holding office as outside executives in other companies that are approved by the Company.

The treatments of advisors, including their compensation, shall be decided by consultation amongst the representative executive officers.

•	2. Matters Concerning Respective Decision-Making Functions for the Execution of Business, Audits, Supervision, Nominations, and Remuneration (Current Corporate Governance System)

Business Execution Process

As a Company with Three Board Committees, the Board of Directors has, to the extent permitted by laws and regulations, delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions adopted by the Board of Directors, particularly important matters of business execution must be decided upon deliberation by specific management bodies within the Company including the Executive Management Board, the Group Risk Management Committee, the Nomura Group Conduct Committee and the Sustainability Committee. The Board of Directors is to receive reports on the status of the deliberations at the Executive Management Board, etc. by each management body as appropriate. The roles and each management body are below.

1.	Executive Management Board

This Board is chaired by Kentaro Okuda, the Representative Executive Officer, President, and the Group CEO, and also consists of the Executive Officers and any persons designated by the Representative Executive Officer, President, and the Group CEO. It deliberates and determines management strategies, business plans, budgets, allocation of management resources, and other important matters related to the management of the Nomura Group.

2.	Group Risk Management Committee

This committee is chaired by Kentaro Okuda, the Representative Executive Officer, President, and the Group CEO, and also consists of one representative executive officer other than the Representative Executive Officer, President, and the Group CEO appointed by the Chairman, the Chief Compliance Officer (CCO), Chief Risk Officer (CRO), Chief Financial Officer (CFO), Divisional Heads (responsible for execution of business in each division) and any persons designated by the Chairman. The Executive Management Board has delegated authority to the committee to deliberate and determine important matters concerning enterprise risk management of the Nomura Group.

3.	Nomura Group Conduct Committee

This committee is chaired by Toshiyasu Iiyama, Executive Officer and Deputy President, and also consists of the Chief Compliance Officer (CCO), and any persons designated by the Representative Executive Officer, President, and the Group CEO. It is the core in embedding the Nomura Group Code of Conduct and in discussing compliance and conduct risk management within the Nomura Group.

4.	Sustainability Committee

This committee is chaired by Kentaro Okuda, the Representative Executive Officer, President, and the Group CEO, and also consists of any persons designated by the Representative Executive Officer, President, and the Group CEO. It deliberates and determines matters such as the strategy in relation to promoting sustainability in the Nomura Group.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, who focus on individual business and operations.

The Board of Directors and Committees

At the Company, which is a Company with Three Board Committees where management oversight and business execution functions are institutionally separated, in addition to the Board of Directors and the Nomination/Audit/Compensation committees, which are the three statutory committees, both the “Board Risk Committee,” which is a committee that has the purpose of deepening the oversight of risk management by the Board of Directors and the “Outside Directors Meeting” for having Outside Directors periodically engage in discussions regarding matters concerning the Company’s business and corporate governance, have been established.

The main role of the Company’s Board of Directors is management oversight, and the purpose of the Board of Directors of the Company is to strive for the Company’s sustainable growth and maximization of corporate value over the mid to long-term. The Board of Directors, in addition to ensuring the fairness and transparency of the management, determines the “Fundamental Management Policy,” and appointments of Executive Officers that manage the Company such as the Group CEO and important business execution decisions are made based on such policy.

The Board of Directors of the Company, to enable active discussion from diversified perspectives, consists of members with diversity, such as in gender, international experience and work experience, and with expertise in areas such as accounting, corporate management, and law, etc. Further, for the appropriate exercise of the Board of Directors’ management oversight function, there is a general rule that the majority of the Board of Directors must be Outside Directors.

Eight out of the current twelve Directors of the Company’s Board of Directors are Outside Directors, and out of the eight Outside Directors, there is a diverse composition of four non-Japanese Directors and three female Directors. Further, the current twelve Directors of the Company’s Board of Directors are composed of members with expertise and experience, in areas such as management, global, financial industry, accounting/finance, legal systems/regulations, internal controls including risk management, digital /IT/ DX, and sustainability. In particular, as a result of the expansion of the U.S. business, Directors with an extensive understanding of the U.S. financial industry, macro economy, and regulatory environment have been appointed. Moreover, in consideration of factors including the geographical distribution of Directors, in addition to the appointment of a Director well-versed in finance from Asia, in view of the importance global of the managerial knowledge, a Director who is an executive of a Japanese company that is engaged in global business development has been appointed.

The Board of Directors of the Company is chaired by a Director who is not concurrently serving as an Executive Officer, allowing the Board of Directors to concentrate on overseeing the business conducted by the Executive Officers. Further, with respect to each of the Nomination/Audit/Compensation/Board Risk committees, by having Outside Directors serve as the chair, independence from the management has been made even clearer.

A summary of the Board of Directors and each Committee is as set out below.

1.	Board of Directors

Aiming for transparent management under oversight with an emphasis on external perspective, the Company’s Board of Directors is comprised of twelve members: Koji Nagai, Kentaro Okuda, Yutaka Nakajima, Shoji Ogawa, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka and Taku Oshima (including eight Outside Directors). The Outside Directors, by applying their extensive experience and comprehensive knowledge, and through their activities at the Board of Directors and each of the Nomination, Audit, Compensation and Board Risk Committees, monitor management decisions on significant issues and business execution.

At meetings of the Board of Directors, activities such as the adoption of resolutions concerning matters such as financial results and budgets, reporting of the business environment and business execution of each division, and discussions regarding management strategies are carried out. Concerning information such as details about the number of times a meeting of the Board of Directors was held, the status of attendance of each member and summaries of discussions, please refer to the section entitled “PART I. Corporate Information Item 4. Company Information 4. Status of Corporate Governance and Other (1) Corporate Governance” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act., the Company’s website or the section entitled “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/library/sec/#sec02

https://www.nomuraholdings.com/company/cg/committee.html

https://www.nomuraholdings.com/investor/shm/

2.	Nomination Committee

This Committee is a statutory organ which determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. As for the Committee’s decisions, fixed nomination standards such as character/knowledge, corporate management experience, and expertise are established, and they are carried out based on such standards. In addition, the Committee establishes Independence Criteria for Outside Directors to maintain their independence from Nomura Group. The current members of this Committee are: Outside Directors Taku Oshima, Takahisa Takahara and Koji Nagai, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Taku Oshima.

In addition, the Nomination Committee supervises discussions of a nature sought by the Group CEO based on factors such as the management environment and the succession plan which includes matters such as the business execution structure incorporating the point of view of successor development. Concerning information such as details about the number of times a meeting of the Nomination Committee was held, the status of attendance of each member and summaries of discussions, please refer to the section entitled “PART I. Corporate Information Item 4. Company Information 4. Status of Corporate Governance and Other (1) Corporate Governance” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act. and the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/library/sec/#sec02

https://www.nomuraholdings.com/investor/shm/

3.	Audit Committee

This Committee is a statutory organ which (i) audits the execution by the Directors and Executive Officers of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal, and non-reappointment of the accounting auditors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. The current members of the Committee are: Outside Directors Masahiro Ishizuka and Victor Chu, and Shoji Ogawa, a Director not concurrently serving as an Executive Officer and a full-time member of the Audit Committee. This Committee is chaired by Masahiro Ishizuka. All members satisfy requirements for independent directors as defined in the Sarbanes-Oxley Act of 2002, and Masahiro Ishizuka are Financial Experts under this Act and has comprehensive knowledge in the areas of finance and accounting. Concerning information such as details about the number of times a meeting of the Audit Committee was held, the status of attendance of each member and the status of the Committee audits, please refer to the section entitled “PART I. Corporate Information Item 4. Company Information 4. Status of Corporate Governance and Other (1) Corporate Governance and (3) Status of audit” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act. and the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/library/sec/#sec02

https://www.nomuraholdings.com/investor/shm/

4.	Compensation Committee

This Committee is a statutory organ which determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Committee also determines the details of each Director and Executive Officer’s actual compensation. The three members of the Committee are elected by the Board of Directors. The current members of this Committee are: Outside Directors Taku Oshima, Takahisa Takahara and Koji Nagai, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Taku Oshima.

At meetings of the Compensation Committee, policies such as the policy for the compensation of directors and executive officers are formulated, and the content of matters such as the referenced compensation are decided. Concerning information such as details about the number of times a meeting of the Compensation Committee was held, the status of attendance of each member and summaries of discussions, please refer to the section entitled “PART I. Corporate Information Item 4. Company Information 4. Status of Corporate Governance and Other (1) Corporate Governance and (4) Compensation of Statutory Officers” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act. and the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/library/sec/#sec02

https://www.nomuraholdings.com/investor/shm/

5.	Board Risk Committee

This Committee is a non-statutory organ of which purpose is to assist the Board of Directors in supervising Nomura Group’s risk management and to contribute to sophistication of the risk management. The five members of the Committee are elected by the Board of Directors. The current members of this Committee are: Outside Directors Laura Simone Unger, J. Christopher Giancarlo, Patricia Mosser and Miyuki Ishiguro, and Shoji Ogawa, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Laura Simone Unger.

At meetings of the Board Risk Committee, to further strengthen the risk management of Nomura Group, consent to the Risk Appetite Statement and the main design of the risk management framework, analysis of risk environment/verification results and future projections, supervision of overall execution of risk management and medium- to long-term risk strategies are mainly deliberated. The status of execution of the function in the Board Risk Committee is reported to the Board of Directors. Concerning information such as details about the number of times a meeting of the Board Risk Committee was held, the status of attendance of each member and summaries of discussions, please refer to the section entitled “PART I. Corporate Information Item 4. Company Information 4. Status of Corporate Governance and Other (1) Corporate Governance” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act. and the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/library/sec/#sec02

https://www.nomuraholdings.com/investor/shm/

•	3. Reasons for Adopting the Current Corporate Governance System

The Company with Three Board Committees structure establishes the Nomination, Audit and Compensation Committees, and the majority of the members of each committee are Outside Directors. It enhances management oversight and increases transparency by separating management oversight and business execution functions. In addition, it expedites the decision-making process by broadly delegating authority for the execution of business functions from the Board of Directors to the Executive Officers. The Company believes that the Company with Three Board Committees structure is the most compatible with the corporate governance standards which form a part of the New York Stock Exchange (NYSE) (which the company is listed on) Listed Company Manual. The Company determined that the Company with Three Board Committees structure is the most suitable form of corporate governance at this point in time for the reasons above.

III Implementation of Measures for Shareholders and Other Interested Parties

•	1. Efforts for Active Meetings of Shareholders and Smooth Exercise of Voting Rights

Supplementary Explanation
a. Early notification for general meetings of shareholders

The Company aims to send a Notice of Convocation at least 3 weeks prior to the day of the general meeting of shareholders in order to allow sufficient time for our shareholders to consider proposed resolutions.

Aiming to further enhance convenience, the Company will post the Notice of Convocation on its website prior to the day of mailing the Notice of Convocation.

b. Scheduling general meetings of shareholders to avoid peak days	The Company believes that for our shareholders to understand our management and our management personnel, the general meeting of shareholders is one of the important ways of communicating between our shareholders and our management. Accordingly, the Company endeavors to schedule general meetings of shareholders so that many of our shareholders will be able to attend and participate in active discussions.

c. Exercise of voting rights by electronic means	Shareholders may exercise their voting rights electronically by accessing the website specified by the Company (https://evote.tr.mufg.jp/) using a computer or smartphone.

d. Participation in electronic voting platform and other efforts to improve environment for exercising voting rights by institutional investors	Custodian trust banks and other shareholders who are nominal owners may use the electronic voting platform for institutional investors operated by ICJ Inc., a joint venture company established by the Tokyo Stock Exchange, Inc. and others.

e. Providing notices of convocation in English	The Company strives to enhance convenience for shareholders, such as by preparing notices of convocation and its business reports in English and by posting such documents on the Company’s website simultaneously with the Japanese documents.

f. Others

The Company utilizes video and slides to present our business reports at general meetings of the shareholders so that it may be easily understood visually.

For policies about ensuring shareholder rights, please refer to Article 21 “Ensuring Shareholder Rights” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

Further, regarding the 120th Annual General Meeting of Shareholders, we received questions from shareholders in advance, and provided video streaming service after the meeting.

•	2. Investor Relations (IR) Activities

	Supplementary Explanation	Presentation by the Representative
a. Establishing and announcing disclosure policy

The Nomura Group, from a fair disclosure perspective, prohibits the preferential disclosure of material and nonpublic information, and endeavors to disclose information externally in a timely and fair manner. Based on these principles, the Nomura Group has established the “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information,” and provides investors with opportunities to fairly access information about the Nomura Group. Pursuant to the said policy, the Company has established the Disclosure Committee to deliberate and determine material matters related to disclosure of its information, including the operating rules for disclosure of material information regarding the Nomura Group and preparing legal disclosure materials. Please refer to our website for the said policy.

https://www.nomuraholdings.com/company/cg/disclosure.html

Further, for policies regarding information disclosure, please refer to Article 20 “Information Disclosures” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

b. Regular briefings for individual investors

The Company holds regular briefings for individual investors. In addition, we hold regular briefings on financial results for institutional investors by way of conference calls, and live broadcasts are made available on the Company’s website for individual investors. Further, disclosure materials including our business reports, annual reports and presentation materials used at those briefings for institutional investors are also available on our website.

https://www.nomuraholdings.com/investor/library/sec/#sec02

https://www.nomuraholdings.com/investor/presentation/index.html

Yes
c. Regular briefings for analysts and institutional investors	The Company holds regular semi-annual briefings for analysts and institutional investors on our management policy and business strategy in Japan. The Company also holds regular conference calls, after announcing the financial results for each quarter, and themed briefings. Further, the management and staff of the Investor Relations Department engage with analysts and institutional investors individually.	Yes

d. Regular briefings for overseas investors	The above briefing on our management policy and business strategy and regular conference calls after announcing the financial results for each quarter are held with simultaneous translations so that overseas investors are able to participate. The webcasts and archives of the above presentations and various IR materials in English are available on our website simultaneously with Japanese. Furthermore, the management and staff of the Investor Relations Department engage with institutional investors individually.	Yes

e. Disclosing IR materials on the company website

Materials regarding financial information, integrated reports (Nomura Report), and presentation materials used at various briefings are disclosed on our website.

https://www.nomuraholdings.com/investor/

f. Department (person responsible) for IR	Department: Investor Relations Department

g. Others

In order to provide continuous IR services to our investors in Japan and abroad, the Company established the Investor Relations Department in 1998 that is responsible for IR services.

Further, for policies regarding dialogue with shareholders, please refer to Article 22 “Dialogue with Shareholders” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

•	3. Measures to Ensure Due Respect for the Stakeholders’ Standpoint

Supplementary Explanation
a. Establishing internal regulations to ensure due respect for the stakeholders’ standpoint

The Company established the “Nomura Group Code of Conduct” (the Code) as a guide for Nomura Group Officers and employees in December 2019. Based on the founder’s principles, the Code sets forth matters related to corporate governance and corporate social responsibility that every member in the Group should comply. Training programs are provided to improve awareness. The Company annually obtains written oaths from Officers and employees to comply with the Code. The Code is also available on our website.

https://www.nomuraholdings.com/company/basic/

For policies related to stakeholders, please refer to Article 23 of the guidelines, “Nomura Group Corporate Philosophy and the Code of Conduct of Nomura Group”.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

b. Environmental conservation initiatives and CSR activities

The Company has established the Sustainability Committee chaired by the Group CEO and which also consists of other persons designated by the Group CEO including the members of the Executive Management Board to deliberate and make decisions on strategies to promote sustainability. The Chief Sustainability Officer leads discussions in the Sustainability Committee to consolidate the Company’s sustainability knowledge and accelerate the formulation and promotion of strategies. In order to ensure opportunities for more flexible and substantive discussions on sustainability, the “Sustainability Forum”, as a forum for discussion by executives from across departments and regions, has been established in the fiscal year ended March 31,2024. This forum is an evolutionary reformation of the Sustainability Council, established in August 2021, and is divided into the Sustainability Business Forum, which deals with topics more closely related to business activities, and the Sustainability Corporate Forum, which deals with information disclosure and policy formulation. Each forum will coordinate with the Sustainability Committee as appropriate to promote flexible approaches to sustainability.

Furthermore, a department in charge of sustainability has been established, and global efforts are being made to promote communication with various stakeholders through initiatives such as the establishment of Nomura Group Sustainability Statement and planning and spreading throughout the Group of action plans that have taken the environment and sociality into consideration.

Concerning environmental issues, the “Environmental Policy” as specific action guidelines for Nomura Group Sustainability Statement has been established and we are working on reducing environmental impact across the entire group, with a focus on the working group at the operational level. To support the transition towards a decarbonized economy, the Company sets a target and aims to achieve net zero greenhouse gas (GHG) emissions for its own operations by 2030 and for the investment and loan portfolio by 2050. The Company will support the sustainability efforts of our clients through our financial services, which help resolve social issues. The Company supports the Task Force on Climate-related Financial Disclosures (TCFD), and we are committed to consistent and effective disclosures aligned with the TCFD recommendations.

Moreover, the “Nomura Group Materiality,” which are priority issues for Nomura Group, has been specified, and along with contributing, beginning with SDGs, to resolving environmental/social problems, initiatives that will lead to the Nomura Group’s sustainable development are being advanced.

For details regarding such initiatives towards sustainability, please refer to the Company’s website:

https://www.nomuraholdings.com/sustainability/

Further, for the policy regarding sustainability, please refer to Article 24 “Initiatives Towards Sustainability” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

<Human Rights>

Based on our purpose to help to aspire to create a better world by harnessing the power of financial markets, Nomura Group is working to realize a sustainable society through our business activities. We recognize that respect for human rights is an essential and important element in achieving a sustainable society, and based on advice from outside experts, we established the Nomura Group Human Rights Policy following a resolution by the Board of Directors. The policy will be reviewed on a regular basis, and human rights initiatives will be periodically discussed by the Sustainability Committee and other related committees, with reports being made to the Board of Directors. Please see the Company’s website:

https://www.nomuraholdings.com/sustainability/group/data/pdf/hr_policy.pdf

Further details on human rights initiatives are also available in the Integrated Report (Nomura Report), Nomura Sustainability Report and on our company website.

https://www.nomuraholdings.com/investor/library/ar/index.html

https://www.nomuraholdings.com/investor/library/ar/index.html#sustainability

https://www.nomuraholdings.com/sustainability/stakeholder/humanrights.html

c. Development of policies in relation to information disclosure to stakeholders	The Company, for the purpose of fair and timely/appropriate information disclosure to external parties and to secure trust from stakeholders such as clients, shareholders, and investors, the “Nomura Group’s Statement of Global Corporate Policy regarding Public Disclosure of Information” has been established. In addition, The Company endeavors to enhance disclosure contents, including legal disclosure materials and the English translation, on our website.

d. Others

<Status of the Appointment of Female Directors and Officers>

Nomura Group, beginning with 14 female officers (Directors, Officers, or Senior Managing Directors) at the Company, Nomura Securities and Nomura Asset Management Co., Ltd., actively promotes the employment of women.

<Diversity, Equity & Inclusion (DEI)>

At the Company, “Diversity, Equity and Inclusion,” which involves mutual respect for employee diversity and cooperation, is promoted. The DEI Working Groups are established to discuss group-wide DEI issues from business strategy perspectives.

DEI Working Groups discuss more specific matters at the working level. The members of the Working Groups consist of Executive Officers/Senior Managing Directors and heads of group companies and global regions. They work together and discuss specific measures to promote DEI environment across group companies through close communication.

Since 2021, the Company has participated in the 30% Club Japan. As a member, the Company supports 30% Club Japan’s vision to increase female representation in corporate decision-making bodies, in order to strengthen corporate governance and promote sustainable growth.

Furthermore, the Company offers flexible working styles that enable employees to continue working with peace of mind over the long term. In addition to promoting the acquisition of refresh leave for five business days, the Company implemented a half day and an hourly vacation program and endeavored to provide various childbirth, childcare and nursing care programs. In fact, all of the benefits provided by the Company are above the legally requirement minimum. The Company also introduced leave of absence for fertility treatment. The Company actively promotes initiatives to help women thrive in the workplace. In order to further advance the creation of an environment that makes it easier to balance work and childcare, we have expanded the availability of childcare leave for spouses and partners to also be used for childcare purposes. Additionally, to prevent employees from leaving due to life events, we have introduced systems such as a work area relocation policy for general career (area type) employees and suspensions from work to accompany spouse or partner.

At Nomura group, the promotion of DEI has been incorporated into personnel evaluation as a group-wide initiative. In particular, the following were designated as essential issues for managers in Nomura Securities: creation of a work environment where diversity is accepted, encouragement of male employees to take childcare leave and creation of an environment for doing so, and efforts to increase the abilities of female employees to promote the advancement of Also, we have also introduced a childcare leave uptake incentive for employees who have taken childcare leave for one month or more, regardless of gender, at domestic subsidiaries (excluding some joint ventures). Additionally, we have expanded support services for balancing work and caregiving responsibilities, such as posting web seminar videos and setting up consultation services, to ensure that employees can continue working with peace of mind even when facing caregiving responsibilities.

For details of each initiative and data regarding the ratio of women in managerial positions and information regarding the actual use of various programs supporting childcare and nursing care, etc., please see the Company’s website:

https://www.nomuraholdings.com/sustainability/employee/di.html

https://www.nomuraholdings.com/sustainability/data/

In addition to the above initiatives, the Company has been promoting employee’s awareness of diversity through three employee networks that are operated independently by employees, and conducted activities aimed at personal own growth.

The DEI networks within the Company consist of the following 3 networks: (1) Women in Nomura (WIN) in which women’s careers are considered; (2) Life & Families (L&F) in which health/child-rearing/nursing care are considered; and (3) Allies in Nomura Network (ALLIES) in which the diverse values such as multi-cultural, disability and LGBTQ+ as well as their allies, etc., are considered. These networks are managed at each Nomura Group location, and by cooperating globally, activities toward creating an employment environment in which diverse employees can actively participate are promoted.

<Health and Productivity Management>

The Company has always emphasized the health of employees since its founding, as the founder of Nomura Group, Tokushichi Nomura, stated in his autobiography, “Tsutakatsura,” that “Our health is our greatest asset”. In keeping with this spirit, the Company adopted the NOMURA Health & Productivity Declaration in July 2016 as part of the Group’s efforts led by the Group Chief Health Officer (CHO) to maintain and improve the health of employees. We are communicating to all Group employees our goal that “All people who work at Nomura will not simply be healthy, but also physically, mentally and socially sound (overall well-being).”

The Company promotes the Health and Productivity Management under the framework, which is led by Yukiko Ozaki, Senior Managing Director/Chief Human Resources Officer (CHRO) and CHO, and together with the Health Insurance Association, corporate doctors, public health nurses and the group companies. The Health Management Promotion Committee, which meets on a regular basis, identifies employee health issues, formulates and implements measures, and verifies the results of these measures throughout the organization, thereby actively promoting employee health and strengthening the occupational health and safety system.

The Company takes proactive initiatives including the following actions to promote the health of employees.

In order for employees to detect and treat illnesses at an early stage, the Company and the Health Insurance Association fully subsidize the costs of health checkups for employees in their 20s and comprehensive medical exams for employees aged 30 and above, and the costs of cervical cancer screenings for women aged 20 and above and breast cancer screenings for women aged 30 and above. The Company also allows employees to take paid leave (“comprehensive medical exam leave” and “follow up exam leave”) for the time they spend going to receive these exams.

As regards the Smoking Cessation Measures, the Company prohibited smoking in working hours and abolished the equipment of smoking rooms in FY 2022 to prevent unwanted passive smoking and to maintain comfortable working environment. In addition, the Company fully subsidizes the cost of treatment and support for employees who try to stop smoking, and grants the incentive points to employees who have succeeded in quitting smoking.

Nomura Securities organizes an online walk event NOMURA Challenge Walk every year where departments compete for an average number of steps. Departments’ efforts are posted on the cloud-based health management DX platform “WellGo”, where other employees can “Like” or comment on the person’s action, thereby expressing support and boosting employees’ health awareness. Nomura Securities also donates money corresponding to the average number of steps taken by employees to contribute to the society.

As a measure to promote the health of women, who make up about half of the Company’s employees, since FY 2022, we have introduced the service “Cradle” to support the diversity, equity, and inclusion (DEI) of companies, with a focus on supporting women’s health. This service allows employees to deepen their understanding of women’s health issues and life plans by watching online seminars on DEI and healthcare themes.

At the same time, we are further raising awareness within the company regarding the use of leave of absence for fertility treatment introduced in FY 2021 and other types of leave for medical reasons. In this way, we are working to enhance women’s literacy and ability to address women-specific health issues while also focusing on transforming awareness in the workplace and among management.

Furthermore, the Company are supporting the cloud-based health management DX platform “WellGo” provided by WellGo Co., Ltd. “WellGo” was created through a business contest held by Nomura Holdings and Nomura Research Institute.

WellGo offers the health management DX platform which covers Health and Productivity Management, industrial health, health service by health insurance associations and health support for employees for major companies driving the Japanese economy. Thus, WellGo supports the clients to establish a sustainable mechanism of human capital.

In recognition of its efforts to date, including the above initiatives, seven companies within the Nomura Group, including the Company, have been certified as “Health & Productivity Excellent Corporation” by the METI and the Japan Health Conference.

IV Matters Concerning the Internal Controls System

•	1. Fundamental Policy of Internal Controls System and the Status of its Establishment and Maintenance

The Nomura Group endeavors to ensure proper corporate behavior throughout the group by strengthening and expanding the internal controls system with the objectives of securing transparency and efficiency in management, maintaining compliance with laws and regulations, conducting proper risk management, ensuring reliability of business and financial reporting, and promoting timely and appropriate information disclosure. The Board of Directors has adopted a resolution approving the following “Structures for Ensuring Appropriate Operation of Nomura Holdings, Inc.” with respect to the Company’s internal controls system:

<Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.>

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the “Nomura Group Code of Conduct”, guidelines that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

I.	Matters Concerning the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of the Nomura Group.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)

The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)

The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and the Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

2.	Audit System within the Nomura Group

(1)

The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)

The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)

A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Company shall bear the expenses that arise with regard to the execution of the duties by the Audit Committee and the members of the Audit Committee.

4.	Internal Audit Structure

(1)

Executive Officers shall install an officer and a department in charge of internal audit, and through internal audit activities, shall maintain a structure that ensures the effectiveness and adequacy of internal controls across the entire business of the Nomura Group.

(2)

The Company shall obtain the approval of the Audit Committee, regarding the formulation/modification of annual plans and the budget relating to internal audit, and shall obtain the consent of the Audit Committee regarding the election and dismissal of the Head of the Internal Audit Division.

(3)

The Audit Committee shall receive reports regarding the status and results of internal audits, etc., from the Internal Audit Division and shall instruct the modification of the annual plan and the execution of additional audits as necessary.

II.	Matters Concerning the Executive Officers

1.	Compliance and Conduct Risk Management Structure

(1)	Thorough compliance with the “Nomura Group Code of Conduct”

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the “Nomura Group Code of Conduct.” At the same time, Executive Officers shall ensure that the permeation of the “Nomura Group Code of Conduct” is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance and Conduct Risk Management Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance and conduct risk management structure through, among other means, the maintenance of compliance and conduct risk management-related regulations and the installation of responsible divisions and persons.

(3)	Compliance Hotline

(a)

Executive Officers shall put into place a “Compliance Hotline” as a channel through which officers and employees etc. can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Establishment and Maintenance of Structures concerning Financial Crimes, etc.

Executive Officers shall establish and maintain necessary structures to implement money laundering and terrorist financing countermeasures, prevent bribery, sever with antisocial forces, and respond to economic sanctions.

2.	Risk Management Structure

(1)

Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business and establish and maintain a risk management system with Three Lines of Defense within the Nomura Group, by developing regulations concerning risk management and the assignment of responsible divisions and persons.

(2)

Executive Officers shall report important matters concerning risk management to the Board Risk Committee regularly and in a timely manner and must obtain consent of the Board Risk Committee on certain matters.

(3)

Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises and emergency measures.

3.	Reporting Structure in Relation to Execution of Duties

(1)

Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The maintenance and operational status of the compliance and conduct risk management structure;

(b)	Risk management status;

(c)

The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(d)	The operational status of the Compliance Hotline and details of the reports received.

(3)

In the event that a Director (excluding Director who is an audit committee member), Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by a member of the Audit Committee designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)

In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to a member of the Audit Committee or Audit Mission Director. Moreover, an Executive Officer or Senior Managing Director who becomes aware of such a matter shall report such matter to the Executive Management Board etc., and shall take appropriate measures.

(a)	Any material violation of law or regulation or other important matters concerning compliance and conduct with regard to each Nomura Group company.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)

In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to a member of the Audit Committee or Audit Mission Director.

(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)

Executive Officers shall determine the Nomura Group’s management strategy and business execution based on the delegation of business execution decision and the allocation of business duties determined by the Board of Directors.

(2)

Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined after the deliberation by bodies, such as the Executive Management Board.

(3)

Executive Officers ensure the effective management of the Nomura Group by making decisions or revisions regarding the necessary allocation of management resources through budget deliberations and other discussions in the Executive Management Board.

(4)

Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and establish a responsibility structure for the execution of duties, and thereby ensure the effectiveness of the structure for the execution of duties.

5.	Structure for Retention and Maintenance of Information

(1)

Executive Officers shall retain the minutes of important meetings, contracts, documents related to finances and other material documents (including their electronic records), etc., together with relevant materials, for at least ten years, and shall maintain access to such documents as necessary.

(2)

Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

III.	The Nomura Group’s Internal Controls System

(1)

Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

•	2. Matters Concerning Establishment of the System for Eliminating Anti-social Forces

At the Nomura Group, on the basis of the “Regulations on The Severance of Ties With Anti-Social Forces” and the “Nomura Group Anti-Money Laundering and Combating the Financing of Terrorism Policy,” our fundamental policy is to eradicate all ties with criminal groups and individuals such as anti-social forces, including criminal syndicates and terrorists.

In accordance with this policy, the Company has established a control department to promote an organized response, which strictly monitors, gathers and maintains information concerning anti-social forces. While working with legal counsel or police, etc., we continue to make efforts to eliminate anti-social forces and to take measures to ensure appropriate corporate behavior.

Moreover, by including the severance of relationships with criminal groups and individuals such as anti-social forces and terrorists in the Nomura Group Code of Conduct, which sets forth guidelines that all directors, officers, and employees must comply with, we are committed to working with a high level of compliance awareness.

The Company’s significant subsidiaries have taken a variety of initiatives such as adopting internal policies for the prevention of giving unlawful benefits, appointing managers responsible for preventing inappropriate demands from outside forces, and establishing internal manuals for employees on how to respond to anti-social forces. In order to eradicate ties with anti-social forces as a group, the Company is also taking initiatives such as conducting employee training and meetings to increase and spread employee awareness on this issue.

V Others

•	1. Whether Takeover Defense Strategies Have Been Adopted

No

Supplementary Explanation

With regard to the basic policy to address a shareholder holding a quantity of shares enabling such shareholder to control decisions concerning the Company’s management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies, such as a prior issue of new stock acquisition rights (a rights plan), etc., at this time.

In the event of a potential attempt to take over the Company by a person that is inappropriate for the Company’s corporate value/common benefit of shareholders, on the basis of guidelines such as the guidelines for the purpose of the initial response, by carrying out an examination/evaluation of things such as the takeover proposal, and after sufficient deliberations at meetings of the Board of Directors, a conclusion will be reached in regard to the best strategy for shareholders from the perspective of corporate value/the common benefit of shareholders.

•	2. Other Information regarding the Corporate Governance System

An overview of the Company’s timely disclosure regime is provided as follows:

1.	Fundamental Policy

Our fundamental policy is to adhere to relevant laws concerning timely disclosure, such as can be found in the Financial Instruments and Exchange Act and the rules of the relevant stock exchanges, in order to safeguard non-public information regarding the Nomura Group as well as to foster appropriate, fair and timely disclosure of such information to persons and entities outside the Nomura Group and keep the trust of the Nomura Group’s clients, shareholders, investors and others.

2.	Timely Disclosure Regime

Pursuant to the above-mentioned fundamental policy, the Company has adopted the “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information” (the “Disclosure Policy”) and is taking measures to increase and spread employee awareness of the Disclosure Policy. In accordance with the Disclosure Policy, the Company has also established a Disclosure Committee. The Disclosure Committee is authorized to establish and maintain a structure for comprehensively and promptly gathering material information that needs to be disclosed, a structure for disclosing such information in a timely manner, and a structure for ensuring the accuracy of the contents of disclosure materials and fairness with regard to the disclosure of materials.

The management of Nomura Group companies and the person in charge of each division are responsible for establishing necessary measures to ensure that material information subject to disclosure is properly reported to the Disclosure Committee with respect to each relevant entity or division.

Information reported to the Disclosure Committee will be disclosed in a timely manner, based on standards set forth in relevant laws and regulations, and through deliberations with relevant departments on whether such disclosure should be made.

From a fair disclosure perspective, we prohibit disclosing material and non-public information to a selective forum.

3.	Monitoring of Timely Disclosure Regime

The internal audit division monitors the effectiveness of internal controls over disclosure of information, and the result is reported to the Audit Committee.

Further, as a NYSE-listed corporation, the Company has established internal controls and procedures for financial reporting and documents, and tests and maintains those controls and procedures to ensure their effectiveness pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Company will continue to ensure proper corporate behavior throughout the group by strengthening and expanding its corporate governance system.

[Corporate Governance System]

[Structure of Nomura Holdings’ internal controls system]

【Summary of Timely Disclosure Regime】

＜Nomura Holdings＞
Board of Directors
Executive Management Board, Divisional Heads etc.
Disclosure Committee
■Officer responsible for Group Communications
■Vice chairperson and each committee member
Finance related departments
(Preparing financial materials, briefing to third parties etc.)
Group Corporate Communications Dept.
Preparing timely disclosure materials and implements timely disclosure
Delegated with authorities regarding disclosure process of Financial Highlights etc.
Delegated with authorities regarding process of timely disclosure
References and reports information for timely disclosure
Reports information for timely disclosure
Announcement of Timely Disclosure Information
Exchanges and Investors etc.
Relevant departments regarding information for timely disclosure
(manages and controls information for timely disclosure)
Monitoring
Internal Audit Division
＜Group Companies＞
Communication departments of each company
(reports timely disclosure information)
Management of Nomura Group Companies
References and reports regarding timely disclosure of information
Relevant departments regarding information for timely disclosure in each company (manages and controls information for timely disclosure)